Welcome *|FNAME|*

Thank you for your interest in HUGS!

We are very excited to have you join as an investor!!

About Us

We are a company started by international students with the goal of helping other international students. Motivated by our own personal experiences, we are revolutionizing the rental process for international students. We are developing a platform that bridges the gap between landlords and students by minimizing risk, improving security and accelerating the housing process for everyone.

Over the next few days...

We will be emailing you to break down everything there is to know about us and what's in store for you.

Click on this link or the video below to access our story and hear how our founder started HUGS!